Adirondack Small Cap Fund (ADKSX)

Data as of August 31, 2013



Ranked Best Small Cap Value Fund for the
5 year period ending 12/31/12
3 year period ending 12/31/10



Key Fund Facts

Ticker	ADKSX
Inception Date	April 6, 2005
Fund Assets	$171.4 M
Number of Holdings	77
Cusip	00688P103
NAV	$19.57
Investment Style	Small Value

Expenses

Gross Expense Ratio	1.49%
Net Expense Ratio*	1.48%
(Includes waivers)	
12b-1 Distribution Fees	None
Sales Load	None
Redemption Fees	None

* The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until July 31, 2014, subject to termination by the Fund on 60 days' written notice.

Investment Minimums

Regular Account..................	$3,000
Automatic Reinvestment..........	$50
IRA Account	$1,000

Fund Managers

	Start Date
Matthew P. Reiner	04/06/2005
Gregory Roeder	04/06/2005

Top Ten Holdings (% of net assets)

CNO Financial Group, Inc. ……..	2.1%
Dole Food Company, Inc. ……..	2.0%
Brocade Communications Sys.	2.0%
Genworth Financial Inc. ……….	2.0%
Trinity Biotech PLC. ADS. ……..	1.8%
Global Power Equipment Grp ..	1.7%
Journal Communications, Inc. .	1.7%
Stewart Information Scvs Corp.	1.7%
Allscripts Healthcare Solutions.	1.6%
Sanmina Corp. ………………..	1.6%
Total % of portfolio……………..	18.2%

Investment Philosophy

At the Adirondack Small Cap Fund (ADKSX), we incorporate independent thinking, patience, and strict value criteria to choose companies as investments in the Fund.

As contrarians, we believe that the best opportunities are found in smaller companies that have fallen out of favor with investors. We look for companies that have good balance sheets, solid cash flows and highly motivated management teams with clear and measurable plans to return the business back to optimal operating performance.

We use a 'middle-down' research approach which identifies attractive industries for investment, eventually paring down to the few companies in those industries that make attractive additions to the Fund.

By assembling a diverse portfolio of these opportunities, we believe we can offer our shareholders compelling risk-adjusted returns over the long run.

Performance Summary (as of August 31, 2013)

	YTD Return	One Year Return	3 Year Return Annualized	5 Year Return Annualized	Annualized Return Inception*
Adirondack Small Cap Fund (ADKSX)	21.6%	27.5%	18.4%	13.0%	10.1%
Russell 2000® Value Index	16.4%	24.5%	18.4%	6.9%	6.4%
Small Cap Value Peer Group**	18.4%	26.4%	18.4%	8.7%	N/A

* Inception date 4/6/2005
** According to Lipper Research

The Fund commenced operation on April 6, 2005. This data reflects past performance. Total return measures aggregate change. Past performance does not guarantee future results. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on distributions or redemptions. Please consider the investment objectives, risks, charges and expenses of The Adirondack Small Cap Fund before investing. For a prospectus containing details on risks, fees and expenses, please call 1-888-686-2729. Read it carefully before you invest. Current performance may be lower or higher than the performance data quoted.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470

